UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 12b-25

SEC File Number 811-03416

NOTIFICATION OF LATE FILING

(Check one):  [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [   ] Form 10-Q

[   ] Form 10-D  [ ] Form N-SAR  [ x ] Form N-CSR

For Period Ended:  September 30, 2011

Part I -- Registrant Information

The Calvert Fund (This Notification is filed for the Registrant with respect to the following portfolios:  Calvert Income Fund, Calvert Short Duration Income Fund, Calvert Long-Term Income Fund, Calvert Ultra-Short Income Fund and Calvert Government Fund.)

4550 Montgomery Avenue

Suite 1000N

Bethesda, MD 20814

Part II -- Rules 12b-25(b)  and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject Form N-CSR will be filed on or before the fifteenth

 [X]      calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Additional time is required in order to reflect appropriate adjustments and disclosure resulting from considerations that arose subsequent to the end of the reporting period.  Consequently, Registrant had insufficient time to finalize and file the Form N-CSR prior to the deadline.

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

William M. Tartikoff

(301) 951-4881

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

No.  A Form 12b-25 (Notification of Late Filing) was filed for the Registrant’s Form N-SAR for the period ended September 30, 2011 for the same reason. All reports other than the Form N-SAR have been timely filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

No.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Not applicable.)

The Calvert Fund has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 12/09/2011

By:  /s/ William M. Tartikoff

William M. Tartikoff

Vice President

The Calvert Fund